SECURITI 12011014 N

SEC
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FEB 21 2012

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65422

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMD Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Tri-State International, Suite B
(No. and Street)

Lincolnshire (City) IL (State) 60069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Armour (847) 317-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HÖchfelder & Weber, P.C.
(Name – *if individual, state last, first, middle name*)

525 W. Monroe, Suite 910 (Address) Chicago (City) IL (State) 6066$ (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robin Armour, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMD Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principle

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMD CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2011

AMD CAPITAL, LLC
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2011

HOCHFELDER & WEBER, P.C.
Certified Public Accountants & Consultants
525 West Monroe • Suite 910 • Chicago, IL 60661-3629
Telephone: 312/715-0101 • Facsimile: 312/715-1512

Florian J. Kordas, CPA
Robert D. Olson, CPA
Jacen R. Maleck, CPA

Andrew J. Schwarz, CPA
Ronald J. Degner Jr., CPA

Theodore I. Weber, CPA
1989-2010
Allen R. Hochfelder, CPA
1957-2007
Ernest J. Hochfelder, CPA
1933-1984

"SERVING OUR CLIENTS SINCE 1933"

February 8, 2012

Members of AMD Capital, LLC
Lincolnshire, IL

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of AMD Capital, LLC as of December 31, 2011, and the related statements of income, changes in members' equity, cash flows, and supplemental information for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMD Capital, LLC, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole.

Hochfelder + Weber, P.C.

HOCHFELDER & WEBER, P.C.
Certified Public Accountants
Chicago, Illinois

AMD CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS		
Cash	$	25,194
Accounts Receivable		805
Prepaid Expenses		2,140
Total Current Assets		28,139
PROPERTY AND EQUIPMENT		
Office Equipment		61,862
Less: Accumulated Depreciation		(59,610)
Net Property and Equipment		2,252
OTHER ASSETS		
Deposits		3,738
TOTAL ASSETS	$	34,129

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	16,382
MEMBERS' EQUITY		17,747
TOTAL LIABILITIES AND MEMBERS EQUITY	$	34,129

The accompanying notes are an integral part of these statements.

AMD CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE	$ 9,620,724
EXPENSES	
Depreciation Expense	4,291
Dues and Subscriptions	32,226
Insurance	61,821
Licenses and Permits	12,745
Office Expense	1,055
Professional Fees	51,132
Rent	24,696
Retirement Plan	254,100
Telephone	12,077
Travel and Entertainment	77,633
Utilities	1,177
TOTAL EXPENSES	532,953
NET INCOME	$ 9,087,771

The accompanying notes are an integral part of these statements.

AMD CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Members' Equity – Beginning of Year	$ 32,036
Net Income	9,087,771
Cash Distributions	(9,102,060)
Members' Equity – End of Year	$ 17,747

The accompanying notes are an integral part of these statements.

AMD CAPITAL, LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 9,087,771
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation Expense	4,291
Increase in Accounts Receivable	(419)
Increase in Prepaid Expenses	(873)
Decrease in Accounts Payable	(11,125)
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,079,645
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Office Equipment	(1,751)
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash Distributions	(9,102,060)
NET DECREASE IN CASH AND EQUIVALENTS	(24,166)
CASH AND EQUIVALENTS – BEGINNING OF YEAR	49,360
CASH AND EQUIVALENTS – END OF YEAR	$ 25,194

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Period For:	
Interest	$ 0
Income Taxes	$ 0

The accompanying notes are an integral part of these statements.

AMD CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. NATURE OF BUSINESS

AMD Capital, LLC (The Company) is in the business of capital raising advisory services. The Company was formed March 1, 2002 and will continue operations perpetually unless terminated in accordance with the operating agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT
Property and Equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $4,291 for the year ended December 31, 2011.

INCOME TAXES
The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

ACCOUNTS RECEIVABLE
The Company uses the specific identification method to determine uncollectible accounts receivable. At December 31, 2011, the Company considers all accounts receivable to be collectible.

3. **COMMITMENTS**
The Company leases office space in Lincolnshire, Illinois under a non-cancelable operating lease which expires February 28, 2013. Rent expense, including operating expenses and real estate taxes, was $19,196 for the year ended December 31, 2011.

The Company also leases office space in Chicago, Illinois from a related party on a month to month basis. Total rent expense was $5,500 for the year ended December 31, 2011.

The future minimum lease payments required under the lease are as follows:

Year Ending December 31	Amount
2012	$ 11,692
2013	1,997
	$ 13,689

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2011, the Company had adjusted Net Capital and Net Capital requirements of $8,812 and $5,000, respectively.

5. **CONCENTRATIONS**

At December 31, 2011, there were no significant accounts receivable concentrations. During 2011, two clients accounted for 24% and 59% of total revenue, respectively. No other client accounted for more than 5% of 2011 revenue.

6. **RETIREMENT PLANS**

During 2006, the Company formed two retirement plans, a cash balance profit sharing plan and a 401(k) plan. Contributions to the cash balance profit sharing plan are based on the annual earnings of the Company's members and employees, subject to a maximum earnings amount determined by the Internal Revenue Code. Company contributions to the cash balance plan were $254,100 for 2011. Contributions to the 401(k) plan include participant deferrals and a discretionary company contribution. There was no discretionary company contribution for 2011.

7. **SUBSEQUENT EVENTS**

The Company did not have any subsequent events through February 8, 2012, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2011.

AMD CAPITAL, LLC
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2011

NET CAPITAL

TOTAL MEMBERS' EQUITY	$ 17,747
NONALLOWABLE ASSETS:	
ACCOUNTS RECEIVABLE	805
PREPAID EXPENSES	2,140
NET PROPERTY AND EQUIPMENT	2,252
DEPOSITS	3,738
	8,935
NET CAPITAL	$ 8,812

AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS	$ 16,382
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	185%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIREMENT	$ 1,092
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	5,000
NET CAPITAL REQUIREMENT	5,000
TOTAL NET CAPITAL	8,812
EXCESS NET CAPITAL	$ 3,812
NET CAPITAL LESS GREATER OF 10% OF AGGREGATE INDEBTEDNESS OR 120% OF MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 2,812

There are no material differences between the above computation and the company's corresponding unaudited Focus - Part IIA filing

AMD CAPITAL, LLC
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2011

AMD Capital, LLC is exempt from rule 15c3-3 under section 240.15c3-3(k)(2)(i). The provision states rule 15c3-3 does not apply to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of AMD Capital, LLC."

HOCHFELDER & WEBER, P.C.
Certified Public Accountants & Consultants
525 West Monroe • Suite 910 • Chicago, IL 60661-3629
Telephone: 312/715-0101 • Facsimile: 312/715-1512

CPA
The CPA. Never Underestimate The Value.SM

Florian J. Kordas, CPA
Robert D. Olson, CPA
Jacen R. Maleck, CPA

Andrew J. Schwarz, CPA
Ronald J. Degner Jr., CPA

Theodore I. Weber, CPA
1989-2010
Allen R. Hochfelder, CPA
1957-2007
Ernest J. Hochfelder, CPA
1933-1984

"SERVING OUR CLIENTS SINCE 1933"

February 8, 2012

Members of AMD Capital, LLC
Lincolnshire, IL

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of AMD Capital, LLC (the Company) for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisitions, use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hochfelder + Weber, P.C.

HOCHFELDER & WEBER, P.C.
Certified Public Accountants
Chicago, Illinois

February 8, 2012

Members of AMD Capital, LLC
Lincolnshire, IL

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by AMD Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating AMD Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). AMD Capital, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hochfelder & Weber, P.C.
HOCHFELDER & WEBER, P.C.
Certified Public Accountants
Chicago, IL